[LETTERHEAD OF K&L GATES LLP]
Michael J. Denny
Telephone 704/331-7488
Facsimile 704/353-3188
mike.denny@klgates.com
October 21, 2010
VIA EDGAR AND FEDERAL EXPRESS
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Lance, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 23, 2010 File No. 333-168849
Dear Mr. Schwall:
     On behalf of our client Lance, Inc. (“Lance”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission in your letter addressed to Rick D. Puckett, dated October 18, 2010, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on September 23, 2010 (“Amendment No. 1”) related to the proposed business combination of Lance and Snyder’s of Hanover, Inc. (“Snyder’s”).
     Simultaneously with the filing of this letter, Lance is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have enclosed herein five marked copies of Amendment No. 2, which are marked to show changes made to Amendment No. 1, as well as five unmarked copies of Amendment No. 2.
     We have included the Staff’s comments below in bold text with Lance’s corresponding responses to such comments. Please note that all page numbers in the responses are references to the page numbers of Amendment No. 2, unless otherwise noted.
General
1.	Please provide relevant updates with each amendment. For example, and without limitation, please update your disclosure on page 157 regarding the beneficial ownership of Snyder’s common stock, update your disclosure to reflect recent amendments to the merger agreement and related agreements, and continue to update your disclosure with respect to the status of litigation related to the merger.

Response:
     In response to the Staff’s comment, Lance has provided all relevant updates to Amendment No. 2, including relevant updates to the sections titled “The Merger Agreement—Interests of Lance Directors and Executive Officers in the Merger” beginning on page 60; “Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers of Lance” beginning on page 143; and “Security Ownership of Certain

H. Roger Schwall
United States Securities and Exchange Commission
October 21, 2010

Beneficial Owners, Directors and Executive Officers of Snyder’s” beginning on page 157. Lance has also provided relevant updates to the Registration Statement with respect to the recent amendments to the merger agreement and standstill agreement, and the full text of such amendments has been included in Annex A and Annex C to the joint proxy statement/prospectus, respectively. There have been no material updates with respect to the litigation.
2.	We note that you have filed “form of” opinions as Exhibits 5.1, 8.1 and 8.2. Please ensure that you file executed opinions with your next amendment. In addition, please ensure that you include an executed version of the fairness opinion in your next amendment, as well as an executed consent from your fairness advisor. In this regard, we note that the fairness opinion included as Annex D, and the consent filed as Exhibit 99.1, does not include a conformed signature from you fairness advisor.

Response:
     In response to the Staff’s comment, Lance has filed executed opinions as Exhibits 5.1, 8.1 and 8.2. Lance has also filed executed copies of the fairness opinion as Annex D to the joint proxy statement/prospectus and an executed consent of its fairness advisor as Exhibit 99.1.
3.	Please advise us of your plans with respect to the remaining blanks in the filing, including which, if any, blanks you intend to leave in when you request acceleration of effectiveness.

Response:
     In response to the Staff’s comment, Lance has completed all blanks in Amendment No. 2, except for blanks that cannot be completed until such time as the effective date of the Registration Statement and mailing date of the joint proxy statement/prospectus are known. Lance intends to complete all of such remaining blanks in a final joint proxy statement/prospectus to be filed on the effective date of the Registration Statement.
Background of the Merger, page 34
4.	We note your disclosure in the third full paragraph on page 34 that “[o]ther members of the Lance board were apprised of the discussions at various times between March 2 and May 4.” Please expand your disclosure to more specifically discuss when each such other member was apprised of Mr. Singer’s discussions with Mr. Lee.

Response:
     The disclosure on page 34 has been revised in response to the Staff’s comment.
5.	We note your disclosure on page 38 that “the Lance board discussed with representatives from FIDUS Partners LLC, a mergers and acquisitions advisory firm which had not been informed of the proposed merger, potential valuations of Lance by potential strategic and financial buyers.” Please revise your filing to provide the following disclosure, or tell us why such information is not material:
•	explain in further detail why FIDUS Partners was selected to attend the July 1, 2010 board meeting; and

H. Roger Schwall
United States Securities and Exchange Commission
October 21, 2010

•	briefly describe your relationship to FIDUS Partners, the nature of the services rendered and compensation paid to FIDUS Partners, and the conclusions reached by FIDUS Partners regarding potential valuations of Lance by potential strategic and financial buyers.
If you disclose the conclusions reached by FIDUS Partners regarding potential valuations of Lance, please also file consent by FIDUS Partners with respect to your reference in your registration statement to such firm, or tell us why such consent is not required.

Response:
     Lance respectfully acknowledges the Staff’s comment, and the Staff is advised that Lance does not believe the additional disclosure related to FIDUS Partners is required because the joint proxy statement/prospectus does not refer to a report, opinion or appraisal provided by FIDUS Partners as provided in Item 4 of Form S-4 and Item 1015(b) of Regulation M-A. In addition, Lance believes the additional disclosure related to FIDUS Partners is not material to Lance’s stockholders and may be misleading. As disclosed on page 38 of Amendment No. 2, FIDUS Partners attended the July 1, 2010 board meeting to discuss with the Lance board FIDUS Partners’ perspective regarding potential valuations of Lance by potential strategic and financial acquirers. Prior to these discussions, however, the Lance board believed, based on the experience and industry knowledge of its members, that it was unlikely that pursuing another strategic direction would provide value to Lance and its stockholders superior to the expected value to be provided by the proposed transaction with Snyder’s, including the expected value to be provided by accretion to earnings, the special dividend payable to Lance stockholders, increased growth potential as a result of expanded distribution and larger scale of the combined companies, and the potential synergies of the combined companies. While the discussions with FIDUS Partners were consistent with and reinforced the board’s belief that it would be unlikely that a strategic or financial buyer would be willing to pay a meaningful premium for Lance, FIDUS Partners’ perspectives were limited and the Board did not place undue reliance on them. As such, Lance believes additional disclosure regarding FIDUS Partners’ would not be material to its stockholders and could be misleading because it would place undue emphasis on the role played by FIDUS Partners in connection with the transaction and the board’s decisions and recommendations.
Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 47
6.	Please revise your filing to provide the following disclosure, or tell us why such information is not material:
•	Disclose the “corresponding data of Snyder’s” used in the selected publicly traded companies analysis of Snyder’s that is described on page 50. Indicate the enterprise value calculated for Snyder’s and, given that Snyder’s in not a public company, explain how Merrill Lynch calculated this value.
Response:
     In response to the Staff’s comment, disclosure has been added on pages 51, 52 and 54 of the joint proxy statement/prospectus.

H. Roger Schwall
United States Securities and Exchange Commission
October 21, 2010

•	You indicate on page 50 that “the tables alone do not constitute a complete description of the financial analysis performed by BofA Merrill Lynch.” We note that the subsequent pages indicate a range of values for each analysis but do not provide median or other data about those analyses. If such other data was material to BofA Merrill Lynch or the Board in making its fairness determination, expand your disclosure to provide that data. Explain in further detail the method by which BofA Merrill Lynch gave effect to the payment of the special dividend in performing the selected publicly traded companies, discounted cash flow, and selected precedent transaction analyses.
Response:
     Lance respectfully notes the Staff’s comment, and we note that BofA Merrill Lynch did not provide median or mean information with respect to the ranges of values implied by its financial analyses. Lance has clarified the manner in which BofA Merrill Lynch gave effect to the payment of the special dividend on pages 51, 52 and 54 of the joint proxy statement/prospectus.
•	Expand your disclosure to discuss why particular multiples or discount rates were used in each analysis.
Response:
     In response to the Staff’s comment, disclosure has been added on pages 51, 52 and 54 of the joint proxy statement/prospectus.
     Should you have any questions regarding the foregoing, please do not hesitate to call me at (704) 331-7488.
Very truly yours,
/s/ Michael J. Denny
Michael J. Denny
Encls.

cc:	Rick D. Puckett (Lance, Inc.)
Margaret E. Wicklund (Lance, Inc.)
Edward H. Schuth, Esq. (Lance, Inc.)
Michael C. Anderson, Esq. (Snyder’s of Hanover, Inc.)
John J. Kearns, III (Eckert Seamans Cherin & Mellott, LLC)